August 31, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA EDGAR and FACSIMILE

Re: Universal Health Services, Inc. (“UHS”) Form 10-K for the year ended December 31, 2005. File No. 001-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s examination of the filing referenced above. Set forth below is our response to the comment included in the Staff’s letter to us dated August 22, 2006. Our response below has also been filed with the Securities and Exchange Commission (“Commission”) electronically via EDGAR as a Correspondence filing.

Item 7. Management’s Discussion and Analysis of Operations and Financial Condition - Contractual Obligations and Off-Balance Sheet Arrangements, page 74

1. Please provide us a revised contractual obligations table that: (a) reflects an undiscounted amount for your long-term debt, as opposed to reflecting the Convertible Debentures and Senior Notes net of their unamortized discounts and (b) includes estimates of all future interest payment obligations under the long-term debt, not just the interest that has been accrued. In addition, please tell us to what extent your other noncurrent liabilities, which appear to primarily consist of accruals for professional and general liability claims and for defined benefit pension plan liability, represent contractual obligations that should have been included in your contractual obligations table. If there were any material obligations that should have been included in the table, please also include them in the revised contractual obligations table that you provide us.

The comment above includes the following items, which are addressed individually below (amounts in thousands unless otherwise indicated):

Long-term debt-fixed:

You have requested that we revise our contractual obligations table to reflect the Convertible Debentures ($312,594 of debt at December 31, 2005, net of the unamortized discount of $274,372) and Senior Notes ($203,547 of debt at December 31, 2005, including fair market value adjustment of $3,607 and net of the unamortized discount of $61) on an undiscounted basis. On the “As Revised” contractual obligations table shown below, the Long-term debt-fixed line has been revised to include an additional $274,433 in the “After 5 years” column.

Please note that the Convertible Debentures were converted and/or redeemed in June, 2006 as disclosed in our Form 10-Q for the quarter ended June 30, 2006.

Estimates of all future interest payment obligations under long-term debt, not just the interest that has been accrued:

You have requested that we revise our table to include estimates of all future interest payment obligations under our long-term debt facilities. On the “As Revised” table shown below, the Accrued Interest line amounting to $2,618 has been re-labeled to - Estimated future interest payment obligations on debt outstanding as of December 31, 2005, and increased by $145,584 to $148,202 as follows:

•	$120,278 of estimated future interest payments on our fixed rate debt calculated through each component’s maturity date. Included in our fixed rate debt (as disclosed in Note 4 to our Consolidated Financial Statements) was: (i) the Notes payable and Mortgages payable at varying rates with varying maturities ($9.2 million of debt at December 31, 2005); (ii) Convertible Debentures due in 2020 ($312.6 million of debt at December 31, 2005), and; (iii) Senior Notes due in 2011 ($203.5 million as of December 31, 2005). For the Convertible Debentures, we have included only the portion of the interest expense that is paid in cash on a semiannual basis (at .426%) since the remainder of the interest, consisting of the discount, is included on the Long-term debt-fixed line, as discussed above.

•	$22,142 of estimated future interest payments on our floating rate, Revolving Credit and Demand notes ($107.3 million of debt as of December 31, 2005). As disclosed in Note 4 to our Consolidated Financial Statements, as of December 31, 2005, we had a $500 million unsecured non-amortizing revolving credit agreement (“Revolver”) which was scheduled to expire in March of 2010 (this facility was subsequently amended during the third quarter of 2006). The borrowings under our Revolver routinely fluctuate by material amounts based on the net cash provided by, or used in, our operating, investing and financing activities. For purposes of the “As Revised” contractual obligations table, we calculated the $22.1 million of estimated future interest payments on our Revolver and demand notes based on the December 31, 2005 outstanding borrowings and interest rates on these facilities. Estimated future interest payments were calculated through the originally scheduled expiration date of our Revolver, which was March, 2010.

•	$3,164 of estimated future interest payments on our Revenue Bonds ($10.2 million of debt as of December 31, 2005) which have varying maturities through 2015 and varying floating rates.

Other Noncurrent liabilities:

As of December 31, 2005, we had $289.2 million of other noncurrent liabilities consisting of the following:

(millions) Amount
Professional and general liability	$200.0
Workers’ compensation liability	25.4

Subtotal – self-insurance liability	225.4
Defined benefit pension plan liability	27.2
Other retirement plan liability	7.6
Deferred compensation plan payable	10.5
Other long-term liabilities	18.5

Total Other Noncurrent Liabilities	$289.2

Included in other noncurrent liabilities as of December 31, 2005 was $225.4 million representing the long-term portion of the self-insured risk associated with our general and professional liability and workers’ compensation liability. In addition, included in accrued liabilities-other (current liabilities section of our balance sheet) was $24.0 million and $15.0 million representing the current portion of our general and professional liability claims and workers’ compensation liability claims, respectively. We provide for our self-insured risks based on estimates of the ultimate costs for both reported claims and claims incurred but not reported. Estimated losses from asserted and incurred but not reported claims are accrued based on our estimates of the ultimate costs of the claims, which includes costs associated with litigating or settling claims, and the relationship of past reported incidents to eventual claims payments. All relevant information, including our own historical experience, the nature and extent of existing asserted claims and reported incidents, and independent actuarial analyses of this information, is used in estimating the expected amount of claims. If applicable, we also consider amounts that may be recovered from excess insurance carriers, state guaranty funds and other sources in estimating our ultimate net liability for such risk. Since there are no significant contractual obligations associated with our self-insured programs, we do not believe the liabilities reflected on our balance sheet should be included on the table of contractual obligations. In addition, although we’ve estimated the amounts payable during the next 12 months pursuant to these self-insured programs for balance sheet classification purposes, we do not believe we are able to reasonably estimate the amounts payable during the next four years and thereafter for proper classification on the table.

As indicated above, also included in our other noncurrent liabilities as of December 31, 2005 were $27.2 million of defined pension plan liability and an additional $7.6 million of other retirement plan liability. On the “As Revised” table shown below, we have included the estimated future benefit payments for both of these plans which totaled $52.0 million on a combined basis.

Also included in our other noncurrent liabilities as of December 31, 2005 was: (i) $10.5 million of deferred compensation plan payable which was fully funded by employee contributions (also includes investment gains/losses on the contributions), and; (ii) $18.5 million of various other, non-contractual, noncurrent liabilities. The $10.5 million of deferred compensation plan payable has a corresponding asset on our balance sheet that is held by an independent trustee in a rabbi-trust. Since the related asset, which is held in various investment vehicles selected by the participants of the plan, is restricted solely for the satisfaction of this liability, we do not believe it should be included on the contractual obligations table.

Shown below are two contractual obligations tables, the first representing the “As Revised” table that includes the items indicated above and, for comparative purposes, the “As Stated” table as presented in our Form 10-K for the year ended December 31, 2005.

“As Revised” Table of Contractual Obligations and Off-Balance Sheet Arrangements:

	Payments Due by Period (dollars in thousands)
Contractual Obligation	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt—fixed(a)	$798,850	$4,267	$1,464	$92	$793,027
Long-term debt—variable	118,428	928	—	107,300	10,200
Estimated future interest payment obligations on debt outstanding as of December 31, 2005	148,202	24,630	43,577	39,557	40,438
Construction commitments(b)	54,000	24,000	30,000	—	—
Purchase obligations(c)	136,429	19,988	41,626	37,273	37,542
Operating leases	67,036	35,484	22,283	4,892	4,377
Estimated future defined benefit pension plan and other retirement plan payments	51,977	5,786	8,547	8,762	28,882

Total contractual cash obligations	$1,374,922	$115,083	$147,497	$197,876	$914,466

(a)	Includes capital lease obligations
(b)	Estimated cost to complete construction of a new 120-bed acute care facility located in Palmdale, California which, pursuant to an agreement with a third-party, we are required to build.
(c)	Consists of $120.8 million minimum obligation pursuant to a contract that expires in 2012, that provides for certain data processing services at our acute care and behavioral health facilities, and a $15.6 million commitment payable over a five-year period for a clinical application license fee.

“As Stated” in Form 10-K Table of Contractual Obligations and Off-Balance Sheet Arrangements:

	Payments Due by Period (dollars in thousands)
Contractual Obligation	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt—fixed(a)	$524,417	$4,267	$1,464	$92	$518,594	(b)
Long-term debt—variable	118,428	928	—	107,300	10,200
Accrued interest	2,618	2,618	—	—	—
Construction commitments(c)	54,000	24,000	30,000	—	—
Purchase obligations(d)	136,429	19,988	41,626	37,273	37,542
Operating leases	67,036	35,484	22,283	4,892	4,377

Total contractual cash obligations	$902,928	$87,285	$95,373	$149,557	$570,713

(a)	Includes capital lease obligations
(b)	Amount is presented net of discount on Convertible Debentures of $274,372.
(c)	Estimated cost to complete construction of a new 120-bed acute care facility located in Palmdale, California which, pursuant to an agreement with a third-party, we are required to build.
(d)	Consists of $120.8 million minimum obligation pursuant to a contract that expires in 2012, that provides for certain data processing services at our acute care and behavioral health facilities, and a $15.6 million commitment payable over a five-year period for a clinical application license fee.

The majority of the additional financial data included on the “As Revised” table shown above was calculated pursuant to disclosures contained in Note 4 to our Consolidated Financial Statements as filed on Form 10-K for the year ended December 31, 2005. However, we will plan to include this additional information in our future annual reports as filed on Form 10-K.

Also pursuant to your request, we hereby acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and; (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton

Senior Vice President and Chief Financial Officer

Universal Health Services, Inc.

367 South Gulph Road

King of Prussia, PA 19406

610-768-3319 (telephone)

610-768-3318 (fax)

steve.filton@uhsinc.com (email)